TSX, NYSE - HBM 2025 No. 23
25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Delivers Strong Second Quarter 2025 Results

Toronto, Ontario, August 13, 2025 - Hudbay Minerals Inc. ("Hudbay" or the "Company") (TSX, NYSE: HBM) today released its second quarter 2025 financial results. All amounts are in U.S. dollars, unless otherwise noted.

"We delivered another quarter of significant free cash flow generation driven by continued industry-leading cost margins and diversified exposure to copper and gold," said Peter Kukielski, President and Chief Executive Officer. "Our strong financial performance enabled us to further reduce long-term debt, invest in our many high-return growth projects and further strengthen our balance sheet to its best position in over a decade. With the strong performance in the first half of the year, we are reaffirming our full year consolidated production guidance and are favourably tracking well below our full year consolidated cost guidance for 2025. The announcement of our Copper World joint venture agreement with Mitsubishi further solidifies our financial strength and significantly reduces our funding requirement for project development. We are delighted to have secured the premier joint venture partner and look forward to establishing a long-term strategic partnership that will unlock significant value in our copper growth pipeline. Through a highly accretive joint venture, an agreement to enhance the Copper World precious metals stream terms, and the achievement of our financial targets, we have successfully realized the key elements of our prudent financial plan and significantly de-risked the Copper World project as we advance towards a sanction decision in 2026."

Delivered Strong Second Quarter Financial Results; Production Reaffirmed and Cost Guidance Improved

  Achieved revenue of $536.4 million and adjusted EBITDAi of $245.2 million in the second quarter of 2025.
  Strong financial results were driven by attractive operating cost margins and significant exposure to copper and gold across Hudbay's diversified operating portfolio.
    Steady production continued into the second quarter with consolidated copper production of 29,956 tonnes and consolidated gold production of 56,271 ounces.
    Industry-leading cost performance continued in the second quarter with consolidated cash costi and sustaining cash costi per pound of copper produced, net of by-product credits, of $(0.02) and $1.65, respectively.
  Reaffirmed full year 2025 consolidated production guidance of 117,000 to 149,000 tonnes of copper and 247,500 to 308,000 ounces of gold.
  Improved full year 2025 consolidated cash costi guidance to $0.65 to $0.85 per pound from $0.80 to $1.00 per pound, as year-to-date results are trending well below the low end of the cost ranges due to increased exposure to gold by-product credits and continued strong cost control across all operations.
  Peru operations produced 21,710 tonnes of copper and 7,366 ounces of gold in the second quarter, in line with quarterly cadence expectations, despite lower average mill throughput of approximately 83,100 tonnes per day due to a planned semi-annual mill maintenance shutdown in the second quarter. Peru cash costi per pound of copper produced, net of by-product credits, was $1.45 in the second quarter, in line with the annual guidance range.
  Manitoba operations produced 43,235 ounces of gold in the second quarter, slightly lower than quarterly cadence expectations as a result of a temporary shutdown of operations due to wildfire evacuation orders, partially offset by continued strong gold grades at Lalor and mill throughput outperformance at New Britannia. Manitoba cash costi per ounce of gold produced, net of by-product credits, was $710 in the second quarter, in line with the annual guidance range.

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  British Columbia operations produced 6,634 tonnes of copper at a cash costi per pound of copper produced, net of by-product credits, of $2.39 in the second quarter, reflecting efficiency benefits from Hudbay's optimization initiatives.
  Second quarter net earnings attributable to owners and earnings per share attributable to owners were $117.7 million and $0.30, respectively, a 17% and 20% increase, respectively, compared to the first quarter of 2025 and a significant increase compared to second quarter of 2024, driven by higher gross margins and strong cost control. After adjusting for various non-cash items, second quarter adjusted earningsi per share attributable to owners was $0.19.
  Cash and cash equivalents increased by $62.9 million to $625.5 million during the second quarter and total liquidity was $1,050.2 million as at June 30, 2025.

Continued Free Cash Flow Generation Driving Further Debt Reduction and Balance Sheet Resilience

  Hudbay's unique copper and gold diversification across its operations provides exposure to higher copper and gold prices, which together with a focus on cost control across the business, continues to expand margins and generate attractive free cash flowi.
  While the majority of revenues continue to be derived from copper production, gold represented more than 36% of total revenues in the second quarter of 2025.
  Delivered the eighth consecutive quarter of meaningful free cash flowi generation with $87.8 million achieved during the second quarter of 2025, resulting in more than $400 million in annual free cash flowi over the last twelve months.
  Achieved adjusted EBITDAi of $245.2 million in the second quarter of 2025, resulting in record annual trailing twelve-month adjusted EBITDA of $995.9 million.
  Repurchased and retired an additional $50 million of senior unsecured notes through open market purchases at a discount to par during the second quarter, reducing total principal debt to $1.07 billion as of June 30, 2025.
  Approximately $295 million in total debt repayments and gold prepayment liability reductions have been achieved since the beginning of 2024.
  Net debti significantly reduced to $434.1 million as at June 30, 2025 compared to $525.7 million at December 31, 2024, a decrease of $91.6 million in the first half of 2025.
  Net debt to adjusted EBITDA ratioi was 0.4x at the end of the second quarter of 2025, an improvement from 0.6x at the end of the first quarter of 2025 and 0.8x at the end of the second quarter of 2024. This is the lowest net leverage level achieved since Hudbay developed Constancia over a decade ago.
  Current balance sheet expected to be further enhanced with proceeds from the $600 million Copper World joint venture transaction, as mentioned below. On a pro forma basis, as at June 30, 2025, this would increase cash and cash equivalents to more than $1.0 billion and total liquidity to more than $1.5 billion, while reducing net debti to zero.

Prudently Advancing Copper World with Accretive Minority Joint Venture Transaction, Enhanced Stream Transaction and Successful Achievement of "3-P" Plan

  Announced $600 million Copper World joint venture transaction with Mitsubishi Corporation ("Mitsubishi") for a 30% minority interest ("JV Transaction").
    Implies a significant premium to consensus net asset value for Copper Worldii.
    Mitsubishi's $600 million initial investment will consist of $420 million at closing and $180 million within 18 months of closing.
    Mitsubishi will also fund its pro-rata 30% share of future equity capital contributions.

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  Increases levered project IRR to Hudbay to approximately 90% based on pre-feasibility study ("PFS") estimatesiii.
  Secures a premier long-term strategic partner in Mitsubishi, one of the largest Japanese trading houses with a global mining presence and a significant U.S. based business.
    Mitsubishi is the strategic partner of choice with investments in a world-class portfolio of large and high-quality copper assets, including five of the top twenty copper mines globally by 2024 production.
    Mitsubishi's wholly owned U.S. subsidiary, Mitsubishi Corporation (Americas), has over 50 subsidiaries and affiliates across various business sectors, including mineral resources, oil & gas, real estate, mobility, food, power, etc., and manages the company's strategic investments with approximately $9 billion in total assets and trading businesses in North America, which encompass trading activity with a substantial volume of copper, precious metals, and aluminum in the U.S. market.
    Strategic partnership validates the attractive long-term value of Copper World as a world-class copper asset and endorses the strong technical capabilities of Hudbay.
  Agreed on terms with Wheaton Precious Metals Corp. ("Wheaton") to amend the existing precious metals streaming agreement.
    In addition to the initial $230 million stream deposit, provides an additional contingent payment of up to $70 million on a future potential mill expansion recognizing the long-term potential at Copper World.
    Ongoing payments for gold and silver amended from fixed pricing to 15% of spot prices to provide upside exposure to higher precious metals prices.
    Updated structure aligns with the current development plan for Copper World and the joint venture agreement.
  Successfully completes key elements of Hudbay's prudent financial strategy as part of the three prerequisites ("3-P") plan for Copper World with the announcements of the JV Transaction and the enhanced Wheaton stream, together with the achievements of stated balance sheet targets.
    Before accounting for proceeds from this Transaction, Hudbay had achieved more than $600 million of cash and cash equivalents and a 0.4x net debt to adjusted EBITDA ratioi, as of June 30, 2025, far exceeding the stated balance sheet targets.
    The Mitsubishi initial investment and its pro-rata equity capital contributions, together with the amended Wheaton stream, provide significant financial flexibility by reducing Hudbay's estimated share of the remaining capital contributions to approximately $200 million based on PFS estimatesiii, and defers Hudbay's first capital contribution until 2028 at the earliest.
  Well positioned to advance Copper World towards a sanction decision in 2026.
    Feasibility study for Copper World is underway with expected completion of a definitive feasibility study ("DFS") by mid-2026.
    With this successful de-risking milestone at Copper World, Hudbay expects to accelerate detailed engineering, some key long lead items and other de-risking activities by advancing $20 million in growth capital expenditures to 2025 from future years, and is updating total 2025 Arizona growth spending guidance to $110 million from $90 million on a 100% basis.

Reinvesting in High-return Growth Initiatives to Further Enhance Copper and Gold Exposure

  Advancing high-return brownfield mill enhancement initiatives and greenfield copper projects to drive near-term and long-term production growth with $33.1 million in growth capital expenditures during the second quarter of 2025.
  Optimization efforts at Copper Mountain are focused on executing the planned accelerated stripping program and mill throughput improvement projects. The planned conversion of the third ball mill to a second SAG mill remains on budget and on schedule, with completion of the initial phase achieved on July 10 and ramp up of the final phase expected in the fourth quarter of 2025.

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  Mining of first zinc ore from the exploration and haulage drifts at 1901 was achieved in the second quarter, and planned activities over the next two years are expected to de-risk the path towards full production in 2027.
  Large exploration program in Snow Lake continues to execute threefold strategy focused on near-mine exploration to increase near-term production and mineral reserves, testing regional satellite deposits for additional ore feed to utilize available capacity at the Stall mill, and exploring the large land package for a potential new anchor deposit to meaningfully extend mine life.
  Drilling commenced at the Talbot copper-zinc-gold deposit near Snow Lake as part of a large summer exploration program.
  Continuing to advance Flin Flon tailings reprocessing opportunities through metallurgical test work and economic evaluation to assess the possibility of producing critical minerals and precious metals in an environmentally friendly manner.
  Completed transaction with Mitsubishi Materials Corporation to consolidate Hudbay's 100% ownership of the Copper Mountain mine in a highly accretive transaction to further increase Hudbay's exposure to a long-life, high-quality copper asset in a tier-1 mining jurisdiction, resulting in an expected 200% increase in attributable copper production from Copper Mountain in 2027 compared to 2024iv.
  Permitting application for the New Ingerbelle growth project at Copper Mountain was accepted for review by the B.C. Major Mines Office in May and is proceeding through the Mine Review Committee review process.
  Continuing to enhance stakeholder engagement and advance additional metallurgical studies at the Mason copper project in Nevada.

Summary of Second Quarter Results

Steady production continued into the second quarter of 2025 with consolidated copper production of 29,956 tonnes and consolidated gold production of 56,271 ounces. Consolidated copper and gold production was lower than the first quarter of 2025 primarily due to the impacts of a temporary suspension of operations in Manitoba as a result of mandatory wildfire evacuation orders. Consolidated silver production of 814,989 ounces and zinc production of 5,130 tonnes in the second quarter of 2025 were also lower than the first quarter of 2025 for the aforementioned reason.

Cash generated from operating activities of $259.9 million increased compared to the first quarter of 2025 as a result of higher gross margins driven by stable copper production, higher realized prices and positive working capital management with reductions in finished goods inventories and receivable balances. Operating cash flow before change in non-cash working capital was $193.9 million during the second quarter of 2025, reflecting an increase of $30.4 million compared to the first quarter of 2025. The increase compared to the first quarter of 2025 was primarily the result of lower cash taxes paid offset by lower gold and copper sales volume in Manitoba. Second quarter adjusted EBITDAi was $245.2 million, a 15% decrease compared to $287.2 million in the first quarter of 2025 due to lower sales volume partially offset by higher gold prices.

Net earnings attributable to owners in the second quarter of 2025 was $117.7 million, or $0.30 per share, compared to $100.4 million, or $0.25 per share, in the first quarter of 2025. The increase in earnings is the result of high gross margins from strong revenue growth on the back of stable copper production and higher realized gold prices. In addition, the quarter benefited from various non-cash charges for revaluation gain of closed sites reclamation provisions, and significantly reduced net finance expenses, among other items, more than offsetting the high mining and income tax expense experienced in the current quarter.

Adjusted net earnings attributable to ownersi and adjusted net earnings per share attributable to ownersi in the second quarter of 2025 were $75.5 million and $0.19 per share, respectively, after adjusting for various non-cash items on a pre-tax basis such as a non-cash $18.9 million foreign exchange gain, a non-cash gain of $13.8 million related to quarterly revaluation of Hudbay's closed site environmental reclamation provision, a $6.3 million mark-to-market revaluation gain on various instruments such as investments and share-based compensation, and a $1.2 million gain related to flow-through share expenditures, among other items. This compares to adjusted net earnings attributable to ownersi and net earnings per share attributable to ownersi of $93.8 million and $0.24 per share in the first quarter of 2025.

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In the second quarter of 2025, consolidated cash costi per pound of copper produced, net of by-product credits, was $(0.02), compared to $(0.45) in the first quarter of 2025 as the Company continued to demonstrate industry-leading cost performance. The change from the first quarter was a result of lower by-product credits and lower production levels in Manitoba during the second quarter. Consolidated sustaining cash costi per pound of copper produced, net of by-product credits, was $1.65 in the second quarter of 2025, compared to $0.72 in the first quarter of 2025. The increase was driven by planned higher sustaining capital expenditures and the aforementioned variance in cash cost. Consolidated all-in sustaining cash costi per pound of copper produced, net of by-product credits, was $2.03 in the second quarter of 2025, higher than $0.97 in the first quarter of 2025 mainly due to the same reasons outlined above as well as higher corporate G&A from the revaluation of the Company's stock based compensation due to relative higher share prices.

As at June 30, 2025, total liquidity was $1,050.2 million, including $625.5 million in cash and cash equivalents, and undrawn availability of $424.7 million under Hudbay's revolving credit facilities. Net debti at the end of the second quarter was $434.1 million, marking a $92.0 million improvement from the first quarter of 2025 as a result of deleveraging activities.

Consolidated Financial Condition (in $ millions, except net debt to adjusted EBITDA ratio)	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024
Cash and cash equivalents and short-term investments	625.5	582.6	581.8
Total long-term debt	1,059.6	1,108.7	1,107.5
Net debt[1]	434.1	526.1	525.7
Working capital[2]	26.8	598.0	511.3
Total assets	5,628.6	5,507.0	5,487.6
Equity attributable to owners of the Company	2,863.3	2,653.2	2,553.2
Net debt to adjusted EBITDA1,[3]	0.4	0.6	0.6

1 Net debt and net debit to adjusted EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated financial statements. Working capital as of June 30, 2025 was impacted by an increase in the current portion of long-term debt of $523.8 million as the 2026 Notes are now maturing within one year.

3 Net debt to adjusted EBITDA for the 12 month period.

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Consolidated Financial Performance		Three Months Ended
		Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024
Revenue	$000s	536.4	594.9	425.5
Cost of sales	$000s	359.9	363.6	347.9
Earnings before tax	$000s	153.1	171.3	0.4
Net earnings	$000s	114.7	99.2	(20.3)
Net earnings attributable to owners	$000s	117.7	100.4	(16.5)
Basic and diluted attributable earnings per share[1]	$/share	0.30	0.25	(0.04)
Adjusted earnings attributable per share[1]	$/share	0.19	0.24	0.00
Operating cash flow before change in non-cash working capital	$ millions	193.9	163.5	123.7
Adjusted EBITDA[1]	$ millions	245.2	287.2	145.0
Free cash flow[1]	$ millions	87.8	87.4	32.5
[1] Adjusted earnings per share - attributable to owners, adjusted EBITDA and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-GAAP Financial Performance Measures" section of this news release.

Consolidated Production and Cost Performance		Three Months Ended
		Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024
Contained metal in concentrate and doré produced[1]
Copper	tonnes	29,956	30,958	28,578
Gold	ounces	56,271	73,784	58,614
Silver	ounces	814,989	919,775	738,707
Zinc	tonnes	5,130	6,265	8,087
Molybdenum	tonnes	375	397	369
Payable metal sold
Copper	tonnes	30,354	31,768	25,799
Gold[2]	ounces	62,466	75,092	61,295
Silver[2]	ounces	894,160	1,006,968	667,036
Zinc	tonnes	2,871	4,857	5,133
Molybdenum	tonnes	427	448	347
Consolidated cash cost per pound of copper produced[3]
Cash cost	$/lb	(0.02)	(0.45)	1.14
Sustaining cash cost	$/lb	1.65	0.72	2.65
All-in sustaining cash cost	$/lb	2.03	0.97	3.07
[1] Metal reported in concentrate is prior to deductions associated with smelter contract terms.
[2] Includes total payable gold and silver in concentrate and in doré sold.
[3] Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

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Peru Operations Review

Peru Operations		Three Months Ended
		Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024
Constancia ore mined[1]	tonnes	6,735,316	8,628,279	5,277,654
Copper	%	0.34	0.28	0.29
Gold	g/tonne	0.03	0.03	0.03
Silver	g/tonne	3.26	3.14	2.50
Molybdenum	%	0.02	0.02	0.01
Pampacancha ore mined[1]	tonnes	762,172	389,189	1,288,789
Copper	%	0.26	0.44	0.41
Gold	g/tonne	0.24	0.26	0.20
Silver	g/tonne	4.59	3.68	3.83
Molybdenum	%	0.01	0.01	0.02
Total ore mined	tonnes	7,497,488	9,017,468	6,566,443
Strip ratio[4]		1.47	1.02	1.74
Ore milled	tonnes	7,559,047	8,114,024	7,718,962
Copper	%	0.34	0.30	0.30
Gold	g/tonne	0.05	0.05	0.07
Silver	g/tonne	3.58	3.22	2.85
Molybdenum	%	0.01	0.01	0.01
Copper recovery	%	84.5	84.6	83.1
Gold recovery	%	56.0	56.5	61.4
Silver recovery	%	63.5	66.0	63.9
Molybdenum recovery	%	38.7	35.7	46.3
Contained metal in concentrate
Copper	tonnes	21,710	20,293	19,217
Gold	ounces	7,366	7,869	10,672
Silver	ounces	551,979	554,692	450,833
Molybdenum	tonnes	375	397	369
Payable metal sold
Copper	tonnes	21,418	22,890	16,806
Gold	ounces	9,721	14,362	13,433
Silver	ounces	616,578	714,654	400,302
Molybdenum	tonnes	427	448	347
Combined unit operating cost2,[3]	$/tonne	13.59	11.09	12.68
Cash cost[3]	$/lb	1.45	1.11	1.78
Sustaining cash cost[3]	$/lb	2.63	1.92	2.60
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[2] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[3] Combined unit costs, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.
[4] Strip ratio is calculated as waste mined divided by ore mined.

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The Peru operations continued to demonstrate steady operating performance with production and costs in line with expectations. During the second quarter of 2025, the Peru operations produced 21,710 tonnes of copper, 7,366 ounces of gold, 551,979 ounces of silver and 375 tonnes of molybdenum. Copper production increased in the second quarter of 2025 compared to the first quarter of 2025 as milled copper grades exceeded first quarter levels, partially offset by planned lower mill throughput due to a scheduled mill maintenance shutdown in the second quarter. Production of all other metals were relatively in line with the first quarter of 2025.

The last major stripping program at Pampacancha was completed in the second quarter of 2025, which included higher amounts of waste stripping than planned. As a result, the Company replaced higher grade Pampacancha ore with higher grade Constancia ore in the second quarter and the Pampacancha deposit is now expected to be depleted in the first quarter of 2026 rather than in late 2025. Protests that started early in the third quarter temporarily impacted the transportation of supplies and concentrate to and from the Constancia site and has affected mine sequencing. The Constancia mill has continued to operate during this period, and the road blockades along the concentrate transportation route have since reopened, allowing Hudbay to reduce site concentrate inventory levels and replenish supplies. Despite short-term mine plan changes, the Company remains on track to achieve its 2025 production guidance for all metals in Peru.

Total ore mined in Peru in the second quarter of 2025 was lower than the first quarter of 2025 but remained in line with mine plan expectations.

Mill throughput levels averaged approximately 83,100 tonnes per day in the second quarter of 2025, lower than the first quarter of 2025 due to the planned semi-annual mill maintenance shutdown during the current quarter. Milled copper grades increased by 13% relative to the first quarter of 2025 due to higher grades in the Constancia pit. Milled gold grades in the second quarter remained consistent with gold grades in the first quarter of 2025 as Pampacancha stripping activities were underway in both quarters. The mill achieved copper recoveries of 85% in the second quarter of 2025, remaining consistent with the first quarter of 2025. Recoveries of gold and silver during the quarter were in line with Hudbay's metallurgical models for the ore that was being processed.

Combined mine, mill and G&A unit operating costi in the second quarter of 2025 was $13.59 per tonne, 23% higher than the first quarter, as expected, due to higher plant maintenance costs and lower tonnes processed associated with the planned semi-annual mill maintenance shutdown.

Cash costi per pound of copper produced, net of by-product credits, in the second quarter of 2025 was $1.45, an increase of 31% compared to the first quarter of 2025 due to planned higher maintenance costs and lower by-product credits, partially offset by lower treatment and refining charges and higher copper production. Sustaining cash costi per pound of copper produced, net of by-product credits, was $2.63 in the second quarter of 2025, an increase compared to the first quarter of 2025 due to planned higher sustaining capital typically associated with the period after the rainy season is complete, as well as the same factors affecting cash costs. Hudbay is reaffirming its full year 2025 cash cost guidance range in Peru.

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Manitoba Operations Review

Manitoba Operations		Three Months Ended
		Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024
Lalor
Ore mined	tonnes	303,062	384,234	385,478
Gold	g/tonne	4.97	5.46	3.75
Copper	%	0.61	0.95	0.69
Zinc	%	2.46	2.42	2.76
Silver	g/tonne	29.94	31.23	22.29
New Britannia
Ore milled	tonnes	162,934	189,124	167,899
Gold	g/tonne	6.48	7.37	5.31
Copper	%	0.65	1.18	0.94
Zinc	%	1.01	1.00	0.92
Silver	g/tonne	30.29	33.35	24.42
Gold recovery[1]	%	89.4	90.3	90.0
Copper recovery	%	87.4	90.3	94.4
Silver recovery[1]	%	78.0	81.6	83.1
Stall Concentrator
Ore milled	tonnes	144,204	215,286	229,527
Gold	g/tonne	3.19	3.86	3.02
Copper	%	0.56	0.76	0.59
Zinc	%	4.20	3.44	4.05
Silver	g/tonne	29.55	29.53	21.74
Gold recovery	%	67.9	70.1	65.5
Copper recovery	%	84.7	88.3	85.4
Zinc recovery	%	84.8	84.7	87.1
Silver recovery	%	51.9	58.7	54.2
Total contained metal in concentrate and doré[2]
Gold	ounces	43,235	60,354	43,488
Copper	tonnes	1,612	3,469	2,642
Zinc	tonnes	5,130	6,265	8,087
Silver	ounces	197,970	285,603	210,647
Total payable metal sold
Gold	ounces	46,932	55,765	42,763
Copper	tonnes	2,133	2,725	2,429
Zinc	tonnes	2,871	4,857	5,133
Silver	ounces	209,594	232,255	197,486
Combined unit operating cost[3,4],5	C$/tonne	241	214	225
Gold cash cost[4],5	$/oz	710	376	771
Gold sustaining cash cost[4]	$/oz	1,025	626	1,163

1 Gold and silver recovery includes total recovery from concentrate and doré. Doré includes sludge, slag and carbon fines

2 Metal reported in concentrate is prior to deductions associated with smelter terms.

3 Reflects combined mine, mill and G&A costs per tonne of milled ore.

4 Combined unit cost, cash cost, sustaining cash cost per pound of copper produced, net of by-product credits, gold cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

5 Excludes $3.2 million (C$14 per tonne or $74 per ounce) of overhead costs incurred during temporary suspension during the three months ended June 30, 2025.

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Despite significant disruptions from the mandatory wildfire evacuation orders in May and June of this year, the Manitoba operations showed remarkable resilience and achieved several key milestones in the second quarter of 2025. Notably, the New Britannia mill achieved record monthly production in April, the 1901 mining area delivered its first ore for processing in June, and Hudbay signed an exploration agreement with Mosakahiken Cree Nation to explore the Talbot deposit.

The Manitoba operations delivered strong results in the second quarter of 2025, producing 43,235 ounces of gold, 1,612 tonnes of copper, 5,130 tonnes of zinc and 197,970 ounces of silver. Compared to the first quarter of 2025, production of gold, copper, silver and zinc in the second quarter of 2025 decreased by 28%, 54%, 31% and 18%, respectively, due to lower production in June associated with the wildfire evacuation shutdown, in addition to the first quarter of 2025 having significantly better than expected gold grades.

Hudbay's dedicated on-site team demonstrated tremendous effort and unwavering commitment during the unprecedented wildfire situation near the Company's Flin Flon and Snow Lake operations during the second quarter. The team tirelessly safeguarded Hudbay's assets and collaborated closely with local communities and provincial authorities, providing essential support to emergency response efforts. These efforts resulted in no damage to Hudbay's infrastructure and facilities.

The Lalor mine managed through a period of reduced workforce prior to and after the 13-day temporary suspension of operations in June due to mandatory wildfire evacuation orders. Despite these challenges, the mine averaged 3,300 tonnes per day in the second quarter, strategically prioritizing mining from gold zones to ensure a consistent feed for the New Britannia mill. Gold grades were in line with mine plan expectations, while being lower than the exceptional gold grade mined in the first quarter of 2025. Copper, zinc and silver grades were also consistent with mine plan expectations for the quarter. Continuous improvement efforts at Lalor focused on ore quality and advancing stope modifications to enhance mucking productivity. Capital development continued, aiming to secure high-grade copper-gold mineralization from Zone 27 and prepare Zone 17 for the next copper-gold mining front.

The New Britannia mill achieved record monthly production levels in April, exceeding 2,300 tonnes per day. This significant milestone is a testament to ongoing low-capital projects and recent piping improvements that boosted throughput and maintained gold recoveries. The New Britannia mill throughput averaged approximately 1,800 tonnes per day in the second quarter of 2025, reflecting the record levels achieved in April, offset by lower throughput levels in June associated with the wildfire evacuation shutdown. Gold recovery in the second quarter of 2025 was 89%, remaining relatively consistent with the first quarter of 2025.

In the second quarter, the Stall mill continued to process less ore compared to prior periods, which is aligned with Hudbay's strategy of allocating more Lalor ore feed to New Britannia to maximize gold recoveries. The Stall mill achieved gold recoveries of 68% in the second quarter of 2025, reflecting benefits from recent recovery improvement programs.

The Manitoba operations continued to drive operating efficiencies despite temporary disruptions from wildfire evacuations orders in June. Combined mine, mill and G&A unit operating costsi in the second quarter were C$241 per tonne, higher than the comparative period primarily due to lower total throughput in June, partially offset by continued strong cost performance at New Britannia. Mining costs were higher than in the first quarter of 2025 as a result of the wildfires in June; milling costs were higher as a result of higher unit costs at Stall associated with lower throughput as mentioned above, offset by strong unit cost performance at New Britannia.

Cash costi per ounce of gold produced, net of by-product credits, in the second quarter of 2025 was $710, an increase from the first quarter of 2025 primarily due to lower gold production and lower by-product credits as per the production variances mentioned above. Sustaining cash costi per ounce of gold produced, net of by-product credits, in the second quarter of 2025 was $1,025, an increase compared to the first quarter of 2025, primarily due to the same factors affecting cash cost, partially offset by lower sustaining capital costs during the quarter. With the first half of the year outperforming the low end of the cash cost guidance range, Hudbay is well positioned to achieve the 2025 cash cost guidance range in Manitoba.

TSX, NYSE - HBM 2025 No. 23

On July 10, 2025, a second mandatory wildfire evacuation order was issued for the town of Snow Lake and a controlled, safe and orderly temporary suspension of the Snow Lake operations was implemented. Essential personnel, authorized by emergency services, have remained onsite when safe to do so in order to continue supporting fire mitigation activities and safeguarding Hudbay's assets. To-date, there has been no structural damage to Hudbay's onsite surface infrastructure and facilities. As of August 12, 2025, the wildfire situation near Snow Lake has improved and Hudbay anticipates returning to normal operations later in August. The Company continues to expect to achieve its 2025 annual guidance metrics for all metals in Manitoba, despite the impact from the wildfires.

British Columbia Operations Review

British Columbia Operations[1]		Three Months Ended
		Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024
Ore mined[2]	tonnes	2,509,969	2,648,094	2,164,722
Strip ratio[3]		7.50	6.73	7.61
Ore milled	tonnes	2,900,008	2,760,986	3,232,427
Copper	%	0.28	0.33	0.25
Gold	g/tonne	0.09	0.10	0.07
Silver	g/tonne	0.97	1.28	1.01
Copper recovery	%	81.0	78.3	82.3
Gold recovery	%	68.2	63.4	57.2
Silver recovery	%	71.8	69.8	73.9
Total contained metal in concentrate
Copper	tonnes	6,634	7,196	6,719
Gold	ounces	5,670	5,561	4,454
Silver	ounces	65,040	79,480	77,227
Total payable metal sold
Copper	tonnes	6,803	6,153	6,564
Gold	ounces	5,813	4,965	5,099
Silver	ounces	67,988	60,059	69,248
Combined unit operating cost[4,5]	C$/tonne	24.51	25.98	19.65
Cash cost[5]	$/lb	2.39	2.44	2.67
Sustaining cash cost[5]	$/lb	5.18	4.24	5.56
[1] Copper Mountain mine results are stated at 100%. On April 30, 2025, Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.
[2] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[3] Strip ratio is calculated as waste mined divided by ore mined.
[4] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[5] Combined unit operating cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-GAAP Financial Performance Measures" section of this news release.

Hudbay continues its focus on advancing optimization plans at the Copper Mountain mine, including ramping up mining activities to optimize the mine ore feed to the plant and implementing site improvement initiatives that mirror Hudbay's successful processes at Constancia. These optimization initiatives have successfully increased the total tonnes moved and improved mill reliability.

TSX, NYSE - HBM 2025 No. 23

The British Columbia operations produced 6,634 tonnes of copper, 5,670 ounces of gold and 65,040 ounces of silver during the second quarter of 2025. Production of copper and silver decreased compared to the first quarter of 2025 primarily as a result of lower head grades from the use of stockpiled ore. Production of gold was higher than the first quarter of 2025, largely due to higher recoveries. Hudbay remains on track to achieve its 2025 production guidance for all metals in British Columbia and continues to expect higher production in the second half of the year as the mill improvement projects take effect.

Mining activities are focused on continuing to execute the three-year accelerated stripping program intended to bring higher grade ore into the mine plan. During the first half of 2025, Hudbay made significant progress on the key mill improvement project to ultimately increase the nominal plant capacity to its permitted level of 50,000 tonnes per day. The project entails the conversion of the third ball mill to a second SAG mill, and the initial phase of this project was successfully completed shortly following the end of the second quarter on time and on budget with the achievement of first ore production on July 10. The final phase of the project involves converting an interim feed arrangement to a permanent configuration and remains on target for completion in the second half of 2025.

Total ore mined at Copper Mountain in the second quarter of 2025 was 2.5 million tonnes, a 5% decrease compared to the first quarter of 2025 due to unplanned production loading fleet activities, despite an increase in total material moved in the quarter as a result of effective usage of the mining fleet to execute the accelerated stripping program to access higher grade phases in the pit. Planned ore stockpiles were utilized as ore feed to the mill while the mine operation team continued to increase waste stripping activities to expose additional ore mining fronts. The continued focus in the second quarter of 2025 was on mining efficiencies, including a significant improvement with blasted muck inventories and operator recruitment to effectively utilize the available haul truck fleet. As a result, total material moved is expected to increase quarter-over-quarter in 2025 as per the mine plan.

The mill processed 2.9 million tonnes of ore during the second quarter of 2025, higher than the first quarter of 2025, but was limited by both planned and unplanned maintenance, elevated clay material which impacted the secondary crushing circuit, and the planned lowering of the main crushed live ore pile feeding the mill due to area constraints related to the completion of the ball mill to SAG conversion project. Several mill initiatives were implemented in 2025, including recovery improvements, crushing circuit chute modifications, installation of advanced semi-autogenous grinding control instrumentation, and redesigned SAG liner package. Progressive mill improvements and updated operational procedures are expected to continue through 2025.

Milled copper grades during the second quarter of 2025 were lower than the first quarter due to higher amounts of ore processed from stockpile in the second quarter, as mentioned above, as well as the mining of a high-grade mining sequence during the first quarter of 2025. Copper recoveries were 81% in the second quarter of 2025, an increase from 78% in the first quarter of 2025 despite lower copper head grades. Gold recoveries of 68% in the second quarter of 2025 were higher than the first quarter of 2025, despite slightly lower gold head grades.

Combined mine, mill and G&A unit operating costsi in the second quarter of 2025 were C$24.51 per tonne milled, lower than the first quarter of 2025 due to lower milling and G&A costs and higher ore milled, partially offset by higher mining costs.

Cash costi and sustaining cash costi per pound of copper produced, net of by-product credits, in the second quarter of 2025 were $2.39 and $5.18, respectively. Cash costs were 2% lower than in the first quarter of 2025, largely due to higher by-product credits. Sustaining cash costs were 22% higher than the first quarter of 2025 due to higher sustaining capital including higher capitalized stripping costs. With cash costsi in the first half of the year at the low-end of the 2025 guidance range, Hudbay is well positioned to achieve the full year 2025 cash cost guidance range in British Columbia.

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Continued Free Cash Flow Generation from Strong Copper and Gold Exposure

Hudbay has delivered eight consecutive quarters of meaningful free cash flowi generation as a result of steady operating performance, expanding margins from strong copper and gold exposure and a focus on cost control across the business:

  Achieved record trailing twelve-month adjusted EBITDAi of $995.9 million.
  Delivered more than $400 million in annual free cash flowi generation over the last twelve months.
  Increased cash and cash equivalents balance to $625.5 million, the highest level achieved in more than a decade.
  Gold continues to represent more than 36% of total revenues, which together with Hudbay's primary copper revenue business provides unique copper and gold commodity diversification.

Significant Debt Reduction

As a result of the continued free cash flowi generation and prudent balance sheet management, Hudbay was able to repurchase and retire $50.0 million of senior unsecured notes at a discount to par, during the second quarter of 2025. This has contributed to approximately $295 million in total debt repayments and gold prepayment liability reductions since the beginning of 2024:

  Repurchased and retired a total of $132.6 million of senior unsecured notes in 2024 and year-to-date 2025.
  Repaid $100 million of prior drawdowns under the revolving credit facilities in 2024.
  Fully repaid the gold prepay facility with $62.3 million in gold deliveries in 2024 and the final payment completed in August 2024.

These deleveraging achievements have reduced total principal debt to $1.07 billion as of June 30, 2025, which together with Hudbay's increased cash balance, has substantially reduced net debti to $434.1 million, compared to $631.8 million as of June 30, 2024. Incorporating higher levels of adjusted EBITDAi over the last twelve months, Hudbay's net debt to adjusted EBITDA ratioi has significantly improved to 0.4x.

Secured Premier Long-term Strategic Partner in Copper World JV Transaction

The joint venture will be structured as a new limited liability corporation, Copper World LLC. Under the JV Transaction, the initial contribution of $600 million for a 30% equity interest in Copper World LLC, will consist of $420 million upon closing and a $180 million matching contribution payable no later than 18 months following closing. Hudbay will retain 100% of its existing U.S. federal net operating losses of approximately $275 million and Arizona state losses of $210 million.

Hudbay welcomes a premier, long-term, strategic partner with deep technical expertise and a proven trading platform which Mitsubishi has established throughout its demonstrated history of industry partnerships. Mitsubishi's impressive track record in co-developing and operating some of the world's largest and highest quality copper projects will complement Hudbay's proven track record as a successful mine builder and operator.

Mitsubishi will be contributing 30% of the ongoing costs beginning August 31, 2025 and will participate in the funding of the DFS as well as the final project design, project financing, and project construction for Copper World.

The JV Transaction is expected to close in late 2025 or early 2026 and is conditioned upon receipt of certain regulatory approvals and the satisfaction of other customary closing conditions.

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Enhanced Wheaton Precious Metals Stream

Hudbay is also pleased to announce that it has concurrently executed a non-binding term sheet to amend its existing Wheaton stream agreement for 100% of the gold and silver produced at Copper World (the "Wheaton Stream"), which will increase the value of the project and provide upside exposure to higher precious metal prices.

Key terms of this enhanced Wheaton Stream to include (subject to execution of definitive documentation):

  Up to $70 million contingent payment upon achieving potential mill expansion milestones in the future recognizing the long-term potential at Copper World.
  Amended ongoing payments for gold and silver from a fixed price to 15% of spot gold and silver prices providing upside exposure to higher precious metals prices.
  Initial $230 million stream deposit during project construction remains unchanged.
  Hudbay agreed to maintain existing fixed recoveries in the existing Constancia precious metals stream while Pampacancha is in production as well as provided a corporate guarantee for the existing Constancia stream in connection with the Wheaton Stream enhancement.

Successfully Completed "3-P" Plan for Advancing Copper World Towards a Sanction Decision in 2026

As part of Hudbay's disciplined financial planning approach to developing Copper World, the Company implemented its 3-P plan in late 2022, including specific leverage targets that it would need to achieve prior to making an investment decision in the project:

1. Permits - Completed - Hudbay received all required state level permits.

2. Plan - Well Underway - Hudbay commenced activities related to the feasibility study for Copper World in late 2024 and expects to continue to advance definitive feasibility study activities throughout 2025 with completion by mid-2026.

3. Prudent Financing Strategy - Completed - Hudbay achieved all key elements of its multi-faceted financing strategy, including:

✓ Minimum cash balance of $600 million - As of June 30, 2025, Hudbay has over $625 million in cash and cash equivalents;

✓ Net debt to EBITDA ratio of less than 1.2x - As of June 30, 2025, Hudbay's net debt to adjusted EBITDA ratioi is 0.4x, meaningfully below the targeted ratio to ensure financial flexibility during the sanctioning and construction of Copper World;

✓ Renegotiated precious metals stream agreement - Announced an enhanced Wheaton Stream that aligns with the current development plan for Copper World, reflects amended ongoing payments for gold and silver deliveries from a fixed pricing to 15% of spot prices to provide upside exposure to higher precious metals prices, while also providing additional contingent payments of up to $70 million related to potential future mill expansion milestones; and,

✓ Minority joint venture partner - Announced a $600 million transaction with Mitsubishi for a 30% minority joint venture interest in a highly accretive transaction, which creates a long-term partnership with a premier strategic partner that has a global mining presence and an established U.S. based metals trading business.

As a result of the completion of the prudent financing strategy, Hudbay's estimated share of the remaining capital contributions for the construction of Copper World is approximately $200 millioniii, and Hudbay's first capital contribution is deferred until 2028 at the earliest based on PFS estimates. Based on Hudbay's pro-forma cash and cash equivalents of more than $1.0 billion and total liquidity of more than $1.5 billion, using figures as at June 30, 2025, the Company has significant financial flexibility to fund its share of the remaining equity contributions at Copper World while continuing to maintain a strong balance sheet throughout the project construction period.

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Manitoba Temporary Wildfire Evacuation Orders

Since the end of May, seasonal wildfires in northern Manitoba have resulted in evacuation orders in the regions where Hudbay operates. Emergency preparedness protocols were immediately activated and Hudbay has continued to work closely with local and provincial authorities to ensure the safety and well-being of its employees and nearby communities. The first mandatory wildfire evacuation orders resulted in Hudbay temporarily suspending operations in June for 13 days and operating with a reduced workforce since the end of May, before and after the operation suspension. The Company committed over C$2 million in funding support in June, including C$1.6 million in direct financial support for evacuated Hudbay employees and a C$500,000 donation to the Canadian Red Cross to support wildfire emergency relief and rebuilding efforts in northern Manitoba. The Company's Canadian Red Cross donation was part of a collective C$1.25 million donation that was made by the three leading mining companies that operate in Manitoba, including Hudbay, Vale Base Metals and Alamos Gold Inc. In addition, Hudbay established a Community Relief Donations Fund whereby Hudbay doubled the amounts donated by its employees to the Canadian Red Cross, further multiplying the support for emergency response efforts in the region.

Hudbay's Manitoba team continues to show remarkable resilience as demonstrated by the tremendous effort and unwavering commitment during this unprecedented wildfire season. They have tirelessly safeguarded the Company's assets and collaborated closely with local communities and provincial authorities, providing essential support to emergency response efforts.

On July 10, 2025, a second mandatory wildfire evacuation order was issued for the town of Snow Lake and a controlled, safe and orderly temporary suspension of the Snow Lake operations was implemented. As of August 12, 2025, the wildfire situation near Snow Lake has improved and Hudbay anticipates returning to normal operations later in August. The Company continues to expect to achieve its 2025 annual guidance metrics for all metals in Manitoba, despite the temporary wildfire impacts.

British Columbia Mill Optimization Project Achieves Key Milestone

In July, shortly following the end of the second quarter, Hudbay reached a significant milestone on the Copper Mountain mill optimization project to convert the third ball mill to a second SAG mill. The mill project is intended to increase nominal processing capacity to its permitted capacity of 50,000 tonnes per day starting in 2026.

The initial phase of the project achieved first ore production on July 10, a key milestone to ramp up mill capacity. The first phase was completed on time with more than 41,000 hours worked and zero lost-time incidents, which is a testament to the dedication and safety culture of Hudbay's team. The project remains on budget as it moves into the final phase of the project, which includes converting an interim feed arrangement to a permanent configuration and remains on track for completion in the second half of 2025.

New Ingerbelle Permit Application Achieves Key Milestone

On May 12, 2025, Hudbay's permitting application for the New Ingerbelle growth project at Copper Mountain was successfully accepted into review by the B.C. Major Mines Office and is now proceeding through a Mine Review Committee process. The Copper Mountain team continues ongoing engagement with First Nations and other local stakeholder groups as part of the Company's commitment to cultivating transparency and mutually beneficial relationships.

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Exploration Update

Large Snow Lake Exploration Program Continues to Execute Threefold Strategy

Hudbay continues to execute the largest exploration program in Snow Lake in the Company's history through extensive geophysical surveying and multi-phased drilling campaigns as part of Hudbay's threefold exploration strategy:

  Near-mine exploration at Lalor and 1901 further increase near-term production and extend mine life - Following the positive initial step-out drilling from the exploration drift at the 1901 deposit earlier this year, Hudbay completed the development of the drift in the second quarter of 2025, and in June, the first zinc-rich ore from the 1901 mining area was delivered for processing at Stall. Activities at 1901 over the next two years will prioritize exploration, definition drilling, orebody access, and establishing critical infrastructure for full production in 2027. The additional exploration at 1901 planned for later in 2025 will target additional step-out drill holes to potentially extend the ore body and infill drilling to convert inferred mineral resources in the gold lenses to mineral reserves. The Company also expects to continue drilling down plunge of lenses 27 and 17 at Lalor once wildfire conditions improve.
  Testing regional satellite deposits to utilize available processing capacity and increase production - Hudbay increased its regional land package by more than 250% in 2023 through the acquisition of Rockcliff Metals Corp., which included the addition of several known deposits located within trucking distance of the Snow Lake processing infrastructure. The deposits acquired as part of the Rockcliff Metals Corp. acquisition, together with several deposits already owned by Hudbay in Snow Lake, have created an attractive portfolio of regional deposits in Snow Lake, including the Talbot, Rail, Pen II, Watts, 3 Zone and WIM deposits. The continued strong performance from the New Britannia mill has freed up processing capacity at the Stall mill, where there is approximately 1,500 tonnes per day of available capacity which could be utilized by the regional satellite deposits to increase production and extend the life of the Snow Lake operations beyond 2037. Hudbay commenced an extensive summer drill program at the Talbot deposit in July focused on expanding the known mineralization and testing geophysical targets.
  Exploring large land package for new anchor deposit to significantly extend mine life - A majority of the land claims acquired as part of the Rockcliff Metals Corp. acquisition have been untested by modern deep geophysics, which was the discovery method for the Lalor deposit. A large geophysics program is currently underway consisting of surface electromagnetic surveys using cutting edge techniques that enable the team to detect targets at depths of almost 1,000 metres below surface. The planned geophysics program in 2025 is the largest geophysics program in Hudbay's history and includes 800 kilometres of ground electromagnetic surveys and an extensive airborne geophysics survey. The summer geophysics program is currently paused due to the regional wildfires and is expected to resume once the conditions improve and the evacuation orders are lifted.

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Maria Reyna and Caballito Drill Permits Update

Hudbay controls a large, contiguous block of mineral rights with the potential to host satellite mineral deposits in close proximity to the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. The Company commenced the drill permitting process at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. As part of the drill permitting process, environmental impact assessment (EIA) applications were approved by the government in June 2024 for Maria Reyna and September 2024 for Caballito. The remaining steps in the drill permitting process include the completion by the government of the Consulta Previa consultation process with the local community.

Senior Management Team Appointments

In May 2025, Hudbay promoted Robert Carter to Senior Vice President, Canada and John O'Shaughnessy to Vice President, Manitoba Business Unit.

In his new role, Mr. Carter is responsible for the strategic oversight of Hudbay's business activities in Manitoba and British Columbia. Mr. Carter previously held the role of Vice President, Manitoba Business Unit since April 2022 and prior to that was the General Manager of Hudbay's Manitoba mines since 2018. He has over 25 years of mining industry experience in technical, operational and senior leadership roles, with a majority of those years at Hudbay.

As the new leader of the Manitoba Business Unit, Mr. O'Shaughnessy is responsible for the strategic and operational performance of Hudbay's activities in Manitoba. He previously held the role of Vice President, Business Development at Hudbay where he provided expert oversight and strategic leadership of the global mine planning process. He has over 25 years of mining industry experience, including numerous progressive engineering, operational and leadership roles at Vale's mining operations in Ontario and Newfoundland and Labrador.

Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on August 12, 2025. The dividend will be paid out on September 19, 2025 to shareholders of record as of close of business on September 2, 2025.

TSX, NYSE - HBM 2025 No. 23

Website Links

Hudbay: www.hudbay.com

Management's Discussion and Analysis:

https://www.hudbayminerals.com/MDA825

Financial Statements:

https://www.hudbayminerals.com/FS825

Conference Call and Webcast

Date:	Wednesday, August 13, 2025

Time:	11:00 a.m. ET

Webcast:	www.hudbay.com

Dial in:	647-846-8185 or 1-833-752-3516

Qualified Person and NI 43-101

The technical and scientific information in this news release related to all of Hudbay's material mineral projects other than the Copper Mountain mine has been approved by Olivier Tavchandjian, P. Geo., Senior Vice President, Exploration and Technical Services. The technical and scientific information in this news release related to the Copper Mountain mine has been approved by Marc-Andre Brulotte, P. Geo., Director, Global Exploration and Resource Evaluation. Messrs. Tavchandjian and Brulotte are qualified persons pursuant to NI 43-101.

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material mineral properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the Company's material properties are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

TSX, NYSE - HBM 2025 No. 23

Non-GAAP Financial Performance Measures

Adjusted net earnings (loss) attributable to owners, adjusted net earnings (loss) per share attributable to owners, adjusted EBITDA, net debt, net debt to adjusted EBITDA, free cash flow, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit cost and ratios based on these measures are non-GAAP performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) attributable to owners and adjusted net earnings (loss) per share attributable to owners provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze the Company's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess its financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the Company to assess its financial leverage and debt capacity. Free cash flow is shown as it provides investors and management additional information in assessing the Company's ability to generate cash flow from current operations after investing in capital to sustain the operations. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the Company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because the Company believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the Company's cost structure and margins that are not impacted by variability in by-product commodity prices.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

TSX, NYSE - HBM 2025 No. 23

Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended
(in $ millions)	Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024
Net earnings for the period	114.7	99.2	(20.3)
Tax expense	38.4	72.1	20.7
Earnings before tax	153.1	171.3	0.4
Adjusting items:
Mark-to-market adjustments[1]	6.3	(3.1)	19.5
Foreign exchange (gain) loss	(18.9)	(3.1)	2.1
Re-evaluation adjustment - environmental provision	(13.8)	12.8	(2.7)
Manitoba cost of sales and other expense from temporary shutdown	5.3	-	-
Variable consideration adjustment - stream revenue and accretion	-	(10.5)	-
Inventory adjustments	3.5	1.2	-
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(1.2)	(1.9)	(0.3)
Restructuring charges	-	0.1	0.3
Write-down/loss on disposal of PP&E	0.3	0.6	2.1
Changes in other provisions (non-capital)	-	0.7	-
Adjusted earnings before income taxes	134.6	168.1	21.4
Tax expense	(38.4)	(72.1)	(20.7)
Tax impact on adjusting items	(23.0)	(2.8)	(2.4)
Adjusted net earnings	73.2	93.2	(1.7)
Adjusted net earnings attributable to non-controlling interest:
Net loss for the period	3.0	1.2	3.8
Adjusting items, including tax impact	(0.7)	(0.6)	(1.9)
Adjusted net earnings - attributable to owners	75.5	93.8	0.2
Adjusted net earnings ($/share) - attributable to owners	0.19	0.24	0.00
Basic weighted average number of common shares outstanding (millions)	395.1	395.0	368.3

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through net earnings and share-based compensation (recoveries) expenses. Also includes gains and losses on disposition of investments.

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Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024
Net earnings for the period	114.7	99.2	(20.3)
Add back:
Tax expense	38.4	72.1	20.7
Net finance expense	-	14.4	44.3
Other expenses	7.1	5.2	11.2
Depreciation and amortization	96.4	108.1	97.6
Amortization of deferred revenue and variable consideration adjustment	(15.4)	(29.3)	(11.5)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	(13.8)	12.8	(2.7)
Inventory adjustments	3.5	1.2	-
Manitoba cost of sales charge from temporary shutdown.	3.2	-	-
Option agreement proceeds (Marubeni)	1.0	1.5	-
Realized loss on non-QP hedges	(0.4)	(1.9)	(2.6)
Share-based compensation expenses[1]	10.5	3.9	8.3
Adjusted EBITDA	245.2	287.2	145.0

1 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

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Net Debt Reconciliation

(in $ millions)
	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024
Total debt	1,059.6	1,108.7	1,107.5
Less: Cash and cash equivalents	(625.5)	(562.6)	(541.8)
Less: Short-term investments	-	(20.0)	(40.0)
Net debt	434.1	526.1	525.7

(in $ millions, except net debt to adjusted EBITDA ratio)
Net debt	434.1	526.1	525.7
Adjusted EBITDA (12-month period)	995.9	895.7	823.3
Net debt to adjusted EBITDA	0.4	0.6	0.6

Trailing Adjusted EBITDA	Three Months Ended
(in $ millions)	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sept. 30, 2024	Jun. 30, 2024
Earnings (loss) for the period	114.7	99.2	19.3	50.4	(20.4)
Add back:
Tax expense	38.4	72.1	84.4	29.3	20.8
Net finance expense	-	14.4	34.4	26.0	44.3
Other expenses	7.1	5.2	22.1	7.9	11.2
Depreciation and amortization	96.4	108.1	122.2	97.5	97.6
Amortization of deferred revenue and variable consideration adjustment	(15.4)	(29.3)	(26.2)	(9.5)	(11.5)
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	(13.8)	12.8	2.5	2.0	(2.7)
Inventory adjustments	3.5	1.2	1.3	1.6	-
Cash portion of Manitoba cost of sales direct charge from temporary shutdown	3.2	-	-	-	-
Realized loss on non-QP hedges	(0.4)	(1.9)	(4.2)	(2.1)	(2.6)
Option agreement proceeds (Marubeni)	1.0	1.5	-	-	-
Share-based compensation expenses[1]	10.5	3.9	1.5	3.1	8.3
Adjusted EBITDA	245.2	287.2	257.3	206.2	145.0
LTM[2]	995.9	895.7	823.3

1 Share-based compensation expense reflected in cost of sales and administrative expenses.
2 LTM (last twelve months) as of June 30, 2025, March 31, 2025 and December 31, 2024. Annual consolidated results may not be calculated based on the amounts presented in this table due to rounding.

TSX, NYSE - HBM 2025 No. 23

Free Cash Flow Reconciliation

(in $ millions)	Three Months Ended
	Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024
Cash generated from operations	259.9	124.8	140.2
Adjusting items:
Change in non-cash working capital	66.0	(38.7)	16.5
Cash sustaining capital expenditures[1]	106.1	76.1	91.2
Free cash flow	87.8	87.4	32.5

Cash sustaining capital expenditures[1]
Total sustaining capital costs	88.6	62.5	80.9
Capitalized lease and equipment financing cash payments - operating sites	13.4	12.8	9.6
Community agreement cash payments	4.1	0.8	0.7
Cash sustaining capital expenditures[1]	106.1	76.1	91.2

	Three Months Ended
(in $ millions)	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sept. 30, 2024	LTM[2]
Cash generated from operations	259.9	124.8	238.1	148.2	771.0
Adjusting items:
Change in non-cash working capital	66.0	(38.7)	6.6	(40.1)	(6.2)
Cash sustaining capital expenditures[1]	106.1	76.1	82.6	99.9	364.7
Free cash flow	87.8	87.4	148.9	88.4	412.5
Cash sustaining capital expenditures[1]
Total sustaining capital costs	88.6	62.5	71.6	89.4	312.1
Capitalized lease and equipment financing cash payments - operating sites	13.4	12.8	10.3	10.2	46.7
Community agreement cash payments	4.1	0.8	0.7	0.3	5.9
Cash sustaining capital expenditures[1]	106.1	76.1	82.6	99.9	364.7

1 Excludes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

2 LTM (last twelve months) as at June 30, 2025Copper Cash Cost Reconciliation

TSX, NYSE - HBM 2025 No. 23

Consolidated	Three Months Ended
Net pounds of copper produced[1]
(in thousands)	Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024
Peru	47,863	44,738	42,366
Manitoba	3,554	7,648	5,825
British Columbia	14,626	15,864	14,813
Net pounds of copper produced	66,043	68,250	63,004

1 Contained copper in concentrate.

Consolidated	Three Months Ended
	Jun. 30, 2025		Mar. 31, 2025		Jun. 30, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	85.8	1.30	91.2	1.34	93.1	1.47
Milling	92.6	1.40	80.6	1.18	88.0	1.40
G&A	43.1	0.66	43.6	0.64	35.3	0.56
Onsite costs	221.5	3.36	215.4	3.16	216.4	3.43
Treatment & refining	3.3	0.05	14.0	0.21	22.5	0.36
Freight & other	20.8	0.31	24.3	0.35	21.8	0.34
Cash cost, before by-product credits	245.6	3.72	253.7	3.72	260.7	4.13
By-product credits	(247.3)	(3.74)	(284.7)	(4.17)	(188.7)	(2.99)
Cash cost, net of by-product credits	(1.7)	(0.02)	(31.0)	(0.45)	72.0	1.14

Consolidated	Three Months Ended
	Jun. 30, 2025		Mar. 31, 2025		Jun. 30, 2024
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Zinc	7.3	0.11	13.8	0.20	14.9	0.23
Gold[3]	195.8	2.96	225.4	3.30	136.2	2.16
Silver[3]	23.4	0.35	26.1	0.38	18.1	0.29
Molybdenum & other	20.8	0.32	19.4	0.29	19.5	0.31
Total by-product credits	247.3	3.74	284.7	4.17	188.7	2.99
Reconciliation to IFRS:
Cash cost, net of by-product credits	(1.7)		(31.0)		72.0
By-product credits	247.3		284.7		188.7
Treatment and refining charges	(3.3)		(14.0)		(22.5)
Share-based compensation expense	0.9		0.7		0.6
Inventory adjustments	3.5		1.2		-
Change in product inventory	11.4		12.0		10.0
Royalties	2.2		1.9		1.5
Overhead costs incurred during temporary suspension	3.2		-		-
Depreciation and amortization[3]	96.4		108.1		97.6
Cost of sales	359.9		363.6		347.9

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended June 30, 2025 the variable consideration adjustments amounted to $nil (three months ended June 30, 2024 - $nil and March 31, 2025 - gain of $9.9 million).

4 Depreciation is based on concentrate sold.

TSX, NYSE - HBM 2025 No. 23

Peru	Three Months Ended
(in thousands)	Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024
Net pounds of copper produced[1]	47,863	44,738	42,366

1 Contained copper in concentrate.

Peru	Three Months Ended
	Jun. 30, 2025		Mar. 31, 2025		Jun. 30, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	28.1	0.59	31.0	0.69	31.3	0.74
Milling	57.8	1.21	44.4	0.99	51.3	1.21
G&A	23.2	0.48	22.5	0.51	19.4	0.46
Onsite costs	109.1	2.28	97.9	2.19	102.0	2.41
Treatment & refining	(0.1)	(0.00)	6.7	0.15	11.1	0.26
Freight & other	12.4	0.25	15.2	0.34	12.6	0.30
Cash cost, before by-product credits	121.4	2.53	119.8	2.68	125.7	2.97
By-product credits	(51.8)	(1.08)	(70.2)	(1.57)	(50.3)	(1.19)
Cash cost, net of by-product credits	69.6	1.45	49.6	1.11	75.4	1.78

Peru	Three Months Ended
	Jun. 30, 2025		Mar. 31, 2025		Jun. 30, 2024
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Gold[3]	17.3	0.36	35.0	0.78	21.6	0.51
Silver[3]	13.7	0.29	15.6	0.35	9.7	0.23
Molybdenum	20.8	0.43	19.6	0.44	19.0	0.45
Total by-product credits	51.8	1.08	70.2	1.57	50.3	1.19
Reconciliation to IFRS:
Cash cost, net of by-product credits	69.6		49.6		75.4
By-product credits	51.8		70.2		50.3
Treatment and refining charges	0.1		(6.7)		(11.1)
Inventory adjustments	1.1		0.4		-
Share-based compensation expenses	0.2		0.1		0.2
Change in product inventory	4.0		13.8		1.1
Royalties	1.0		1.1		0.9
Depreciation and amortization[4]	56.0		68.2		58.9
Cost of sales[5]	183.8		196.7		175.7

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per the consolidated financial statements.

TSX, NYSE - HBM 2025 No. 23

British Columbia	Three Months Ended
(in thousands)	Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024
Net pounds of copper produced[1]	14,626	15,864	14,813

1 Contained copper in concentrate.

British Columbia	Three Months Ended
	Jun. 30, 2025		Mar. 31, 2025		Jun. 30, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	24.2	1.65	21.9	1.38	19.5	1.31
Milling	21.4	1.46	21.8	1.37	21.5	1.45
G&A	6.1	0.42	6.3	0.40	5.4	0.37
Onsite costs	51.7	3.53	50.0	3.15	46.4	3.13
Treatment & refining	2.1	0.14	3.6	0.23	4.2	0.29
Freight & other	3.3	0.24	3.4	0.21	3.5	0.23
Cash cost, before by-product credits	57.1	3.91	57.0	3.59	54.1	3.65
By-product credits	(22.2)	(1.52)	(18.3)	(1.15)	(14.5)	(0.98)
Cash cost, net of by-product credits	34.9	2.39	38.7	2.44	39.6	2.67

British Columbia	Three Months Ended
	Jun. 30, 2025		Mar. 31, 2025		Jun. 30, 2024
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Gold	19.8	1.35	16.1	1.01	12.2	0.82
Silver	2.4	0.17	2.2	0.14	2.3	0.16
Total by-product credits	22.2	1.52	18.3	1.15	14.5	0.98
Reconciliation to IFRS:
Cash cost, net of by-product credits	34.9		38.7		39.6
By-product credits	22.2		18.3		14.5
Treatment and refining charges	(2.1)		(3.6)		(4.2)
Share based payment	0.2		0.3		-
Change in product inventory	3.6		(0.8)		11.3
Inventory adjustments	1.4		0.8		-
Royalties	1.2		0.8		0.6
Depreciation and amortization[3]	16.8		16.0		14.0
Cost of sales[4]	78.2	70.5			75.8

1 Per pound of copper produced.

2 By-product credits are computed as revenue per consolidated financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated financial statements.

TSX, NYSE - HBM 2025 No. 23

Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Jun. 30, 2025		Mar. 31, 2025		Jun. 30, 2024
All-in sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	(1.7)	(0.02)	(31.0)	(0.45)	72.0	1.14
Cash sustaining capital expenditures	108.3	1.64	78.2	1.14	93.0	1.48
Royalties	2.2	0.03	1.9	0.03	1.5	0.03
Sustaining cash cost, net of by-product credits	108.8	1.65	49.1	0.72	166.5	2.65
Corporate selling and administrative expenses & regional costs	22.1	0.33	15.3	0.22	19.8	0.32
Accretion and amortization of decommissioning and community agreements[1]	3.2	0.05	2.0	0.03	6.6	0.10
All-in sustaining cash cost, net of by-product credits	134.1	2.03	66.4	0.97	192.9	3.07
Reconciliation to property, plant and equipment additions
Property, plant and equipment additions	93.6		68.2		75.2
Capitalized stripping net additions	53.8		41.3		43.4
Total accrued capital additions	147.4		109.5		118.6
Less other non-sustaining capital costs[2]	58.8		47.0		37.7
Total sustaining capital costs	88.6		62.5		80.9
Capitalized lease & equipment financing cash payments - operating sites	13.4		12.8		9.6
Community agreement cash payments	4.1		0.8		0.7
Accretion and amortization of decommissioning and restoration obligations[3]	2.2		2.1		1.8
Cash sustaining capital expenditures	108.3		78.2		93.0

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions, growth capital expenditures and reclassification related to capital spares.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Peru	Three Months Ended
	Jun. 30, 2025		Mar. 31, 2025		Jun. 30, 2024
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	69.6	1.45	49.6	1.11	75.4	1.78
Cash sustaining capital expenditures	55.1	1.15	35.3	0.79	33.8	0.80
Royalties	1.0	0.03	1.1	0.02	0.9	0.02
Sustaining cash cost per pound of copper produced	125.7	2.63	86.0	1.92	110.1	2.60

TSX, NYSE - HBM 2025 No. 23

British Columbia	Three Months Ended
	Jun. 30, 2025	Mar. 31, 2025		Jun. 30, 2024
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	34.9	2.39	38.7	2.44	39.6	2.67
Cash sustaining capital expenditures	39.6	2.71	27.8	1.75	42.1	2.84
Royalties	1.2	0.08	0.8	0.05	0.6	0.05
Sustaining cash cost per pound of copper produced	75.7	5.18	67.3	4.24	82.3	5.56

Gold Cash Cost and Sustaining Cash Cost Reconciliation

Manitoba	Three Months Ended
(in thousands)	Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024
Net ounces of gold produced[1]	43,235	60,354	43,488

1 Contained gold in concentrate and doré.

Manitoba	Three Months Ended
	Jun. 30, 2025		Mar. 31, 2025		Jun. 30, 2024
Cash cost per ounce of gold produced	$millions	$/oz	$millions	$/oz	$millions	$/oz
Mining	33.5	775	38.3	634	42.3	973
Milling	13.4	310	14.4	239	15.2	350
G&A	13.8	319	14.8	245	10.5	240
Onsite costs	60.7	1,404	67.5	1,118	68.0	1,563
Treatment & refining	1.3	30	3.7	61	7.2	167
Freight & other	5.1	118	5.7	95	5.7	130
Cash cost, before by-product credits	67.1	1,552	76.9	1,274	80.9	1,860
By-product credits	(36.4)	(842)	(54.2)	(898)	(47.4)	(1,090)
Gold cash cost, net of by-product credits	30.7	710	22.7	376	33.5	771

TSX, NYSE - HBM 2025 No. 23

Manitoba	Three Months Ended
	Jun. 30, 2025		Mar. 31, 2025		Jun. 30, 2024
Supplementary cash cost information	$millions	$/oz1	$millions	$/oz1	$millions	$/oz1
By-product credits[2]:
Copper	21.8	504	32.3	535	25.9	596
Zinc	7.3	169	13.8	228	14.9	343
Silver	7.3	169	8.3	138	6.1	140
Other	-	-	(0.2)	(3)	0.5	11
Total by-product credits	36.4	842	54.2	898	47.4	1,090
Reconciliation to IFRS:
Cash cost, net of by-product credits	30.7		22.7		33.5
By-product credits	36.4		54.2		47.4
Treatment and refining charges	(1.3)		(3.7)		(7.2)
Inventory adjustments	1.0		-		-
Past service cost	-		-		-
Share-based compensation expenses	0.5		0.3		0.4
Change in product inventory	3.8		(1.0)		(2.4)
Overhead costs incurred during temporary suspension	3.2		-		-
Depreciation and amortization[3]	23.6		23.9		24.7
Cost of sales[4]	97.9		96.4		96.4

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per consolidated financial statements, amortization of deferred revenue, pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated financial statements.

Manitoba	Three Months Ended
	Jun. 30, 2025		Mar. 31, 2025		Jun. 30, 2024
Sustaining cash cost per pound of gold produced	$millions	$/oz	$millions	$/oz	$millions	$/oz
Gold cash cost, net of by-product credits	30.7	710	22.7	376	33.5	771
Cash sustaining capital expenditures	13.6	315	15.1	250	17.1	392
Sustaining cash cost per pound of gold produced	44.3	1,025	37.8	626	50.6	1,163

TSX, NYSE - HBM 2025 No. 23

Combined Unit Cost Reconciliation

Peru	Three Months Ended
(in millions except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024
Mining	28.1	31.0	31.3
Milling	57.8	44.4	51.3
G&A1	23.2	22.5	19.4
Other G&A2	(6.4)	(7.9)	(4.1)
Unit cost	102.7	90.0	97.9
Tonnes ore milled	7,559	8,114	7,719
Combined unit cost per tonne	13.59	11.09	12.68
Reconciliation to IFRS:
Unit cost	102.7	90.0	97.9
Freight & other	12.4	15.2	12.6
Inventory adjustments	1.1	0.4	-
Other G&A	6.4	7.9	4.1
Share-based compensation expenses	0.2	0.1	0.2
Change in product inventory	4.0	13.8	1.1
Royalties	1.0	1.1	0.9
Depreciation and amortization	56.0	68.2	58.9
Cost of sales[3]	183.8	196.7	175.7

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per consolidated financial statements.

British Columbia	Three Months Ended
(in millions except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024
Mining	24.2	21.9	19.5
Milling	21.4	21.8	21.5
G&A1	6.1	6.3	5.4
Unit cost	51.7	50.0	46.4
USD/CAD implicit exchange rate	1.38	1.43	1.36
Unit cost - C$	71.1	71.7	63.5
Tonnes ore milled	2,900	2,761	3,232
Combined unit cost per tonne - C$	24.51	25.98	19.65
Reconciliation to IFRS:
Unit cost	51.7	50.0	46.4
Freight & other	3.3	3.4	3.5
Share-based compensation expenses	0.2	0.3	-
Change in product inventory	3.6	(0.8)	11.3
Inventory adjustments	1.4	0.8	-
Royalties	1.2	0.8	0.6
Depreciation and amortization	16.8	16.0	14.0
Cost of sales[2]	78.2	70.5	75.8

1 G&A as per cash cost reconciliation above
2 As per consolidated interim financial statements.

TSX, NYSE - HBM 2025 No. 23

Manitoba	Three Months Ended
(in millions except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Jun. 30, 2025	Mar. 31, 2025	Jun. 30, 2024
Mining	33.5	38.3	42.3
Milling	13.4	14.4	15.2
G&A1	13.8	14.8	10.5
Less: Other G&A related to profit sharing costs	(7.2)	(7.2)	(3.4)
Unit cost	53.5	60.3	64.6
USD/CAD implicit exchange rate	1.38	1.43	1.38
Unit cost - C$	73.9	86.5	89.3
Tonnes ore milled	307,138	404,410	397,426
Combined unit cost per tonne[2] - C$	241	214	225
Reconciliation to IFRS:
Unit cost	53.5	60.3	64.6
Freight & other	5.1	5.7	5.7
Other G&A related to profit sharing	7.2	7.2	3.4
Share-based compensation expenses	0.5	0.3	0.4
Inventory adjustments	1.0	-	-
Change in product inventory	3.8	(1.0)	(2.4)
Overhead costs incurred during temporary suspension	3.2	-	-
Depreciation and amortization	23.6	23.9	24.7
Cost of sales[3]	97.9	96.4	96.4

1 G&A as per cash cost reconciliation above.

2 Excludes $3.2 million (C$14 per tonne) of overhead costs incurred during temporary suspension during the three months ended June 30, 2025.

3 As per consolidated interim financial statements.

TSX, NYSE - HBM 2025 No. 23

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to Hudbay's production, cost and capital and exploration expenditure guidance, and the potential impact thereon from wildfires and any related evacuation or government orders in Manitoba and British Columbia or social unrest in Peru, the Snow Lake operations' ability to ramp up to full production in a timely manner after its suspension of operations, expectations regarding reductions in discretionary spending and capital expenditures, Hudbay's ability to advance and complete the optimization of the Copper Mountain mine operation including with respect to the ongoing SAG mill conversion and configuration project, the implementation of stripping strategies and the expected benefits therefrom, the estimated timelines and pre-requisites for sanctioning the Copper World project, the consummation and timing of the JV Transaction, the satisfaction of the conditions precedent to the JV Transaction, including but not limited to receipt of regulatory approvals, expectations regarding the anticipated benefits of the JV Transaction to Hudbay, and the United States, the consummation and timing of the DFS, expectations regarding the results of any challenges to the permits for the Copper World project and the potential impact of recent policy decisions from the United States government, the expected benefits of the sanctioning of Copper World project, and the benefits, timing and consummation of the amended Wheaton Stream, the expected benefits of Manitoba growth initiatives, including the use of the exploration drift at the 1901 deposit, and the potential utilization of excess capacity at the Stall mill, Hudbay's future deleveraging strategies and Hudbay's ability to deleverage and repay debt as needed, expectations regarding Hudbay's cash balance and liquidity, expectations regarding tax synergies, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, including the advancement of the exploration program at Maria Reyna and Caballito and the status and anticipated timing of the related drill permit application process, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the ability to continue mining higher-grade ore in the Pampacancha pit and Hudbay's expectations resulting therefrom, Hudbay's evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, the anticipated impact of brownfield and greenfield growth projects on Hudbay's performance, anticipated expansion opportunities and extension of mine life in Snow Lake and Hudbay's ability to find a new anchor deposit near Hudbay's Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of Hudbay's financial performance to metals prices, events that may affect Hudbay's operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

TSX, NYSE - HBM 2025 No. 23

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the ability to achieve production, cost and capital and exploration expenditure guidance;
  no significant interruptions to Hudbay's operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru and the resolution of grievances raised by local communities and their residents;
  the ability to ramp up to full production in a timely manner following the suspension of operations in Manitoba;
  the closing of the JV Transaction;
  no interruptions to Hudbay's plans for advancing the Copper World project, including with respect to any successful challenges to the Copper World permits;
  Hudbay's ability to successfully advance and complete the optimization of the Copper Mountain operations, obtain required permits and develop and maintain good relations with key stakeholders;
  the ability to execute on its exploration plans and to advance related drill plans;
  the ability to advance the exploration program at the Maria Reyna and Caballito properties;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of Hudbay's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals Hudbay produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  no significant interruptions to operations due to adverse effects from extreme weather events, including forest fires that have affected and may continue to affect the regions in which Hudbay operates;
  the execution of Hudbay's business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to deleverage and repay debt, as needed;
  the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop Hudbay's projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for Hudbay's exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the employees at Hudbay's operations;
  maintaining good relations with the labour unions that represent certain of Hudbay employees in Manitoba and Peru;
  maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at Hudbay's various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to Hudbay's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

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The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with satisfying the conditions to the closing of the JV Transaction, including the timing, receipt and any conditions associated with regulatory approvals, risks associated with reaching a definitive agreement with Wheaton in respect of the enhanced precious metals stream, risks related to the failure to effectively advance and complete the optimization of the Copper Mountain mine operations including with respect to the ongoing SAG mill conversion and configuration project, political and social risks in the regions Hudbay operates, including the complex political and social environment in Peru and potential disruptions to operations arising from community protests and grievances, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, the potential implementation or expansion of tariffs, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of Hudbay's projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading Hudbay's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks (including any unanticipated significant interruptions to operations due to adverse effects from extreme weather events), failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay's reserves, volatile financial markets and interest rates that may affect Hudbay's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay's ability to comply with Hudbay's pension and other post-retirement obligations, Hudbay's ability to abide by the covenants in Hudbay's debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form which is available on the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused critical minerals mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

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The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

For further information, please contact:

Candace Brûlé

Vice President, Investor Relations, Financial Analysis and External Communications

(416) 814-4387

investor.relations@hudbay.com

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i Adjusted net earnings (loss) - attributable to owners and adjusted net earnings (loss) per share - attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, combined unit cost, net debt, net debt to adjusted EBITDA ratio and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this news release.

ii Average analyst consensus net asset value estimate for 100% of Copper World is approximately $1.16 billion as of August 12, 2025.

iii Based on the initial capital investment and the $3.75 per pound copper price used in the PFS published on September 8, 2023 with assumptions of approximately $145 million for pre-sanctioning costs, $230 million from the precious metals stream, $350 million from project-level financing and approximately $700 million from the joint venture partner earn-in, matching contribution and capital contribution.

iv Copper Mountain copper production comparison based on the mid-point of the 2027 guidance range compared to 2024 actuals.